Sainsbury's

RECEIVED

2008 NOV 21 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA [redacted]

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 13 November 2008

08005970

SUPPL

Dear Sir

J Sainsbury Announces: Interim Results for the 28 weeks to 4 October 2008 & Director PDMR/Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 12th November 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 26 2008
THOMSON REUTERS

11/24

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

RECEIVED
2008 NOV 21 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial* responsibilities/director*
Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Gary Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gary William Hughes

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
2,500 ordinary shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
277.761p

14. Date and place of transaction

Justina.Marfo

12 November 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
21,310 ordinary shares

16. Date issuer informed of transaction
12 November 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification **Hazel Jarvis** **12 November 2008**

Justina.Marfo

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial* r*esponsibilities/director*
Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Gary Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gary William Hughes

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
2,500 ordinary shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
277.761p

14. Date and place of transaction

Justina.Marfo

12 November 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
21,310 ordinary shares

16. Date issuer informed of transaction
12 November 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification **Hazel Jarvis** **12 November 2008**

Justina.Marfo

12 November 2008

J Sainsbury plc

Interim Results for the 28 weeks to 4 October 2008
Good First Half Performance

Financial Summary 2008/09

- Total sales (inc VAT) up 7.6 per cent to £10,756 million (2007/08: £9,998 million)
- Like-for-like sales growth (1) excluding fuel (inc VAT) of 3.9 per cent
- Underlying profit before tax (2) up 13.3 per cent at £272 million (2007/08: £240 million)
- Profit before tax of £258 million (2007/08: £232 million)
- Underlying basic earnings per share (3) up 10.3 per cent to 10.7 pence (2007/08: 9.7 pence)
- Basic earnings per share of 9.8 pence (2007/08: 9.4 pence)
- Interim dividend of 3.6 pence (2007/08: 3.0 pence) in line with stated policy

Operating Summary

- 15 quarters of consecutive like-for-like sales growth
- Continued growth in customer numbers: now around 18 million customer transactions each week
- Universal customer appeal caters for full range of needs and budgets
- Offer developed for current environment and performing well
- Continued investment in product quality and competitive pricing

Making Sainsbury's Great Again: Recovery to Growth

- Strong brand heritage and ethical business approach underpins Sainsbury's offer
- Quality and value continue to provide differentiation from major competitors
- New 30,000 sq ft non-food offer launched in April 2008
- Plan to accelerate expansion of convenience operation
- On track for four per cent gross space growth this year
- Creation of property joint venture with British Land to unlock key store development opportunities

Philip Hampton, Chairman, said: "We have delivered a good performance during the first half of the year. Our results are testament to the considerable progress made over the past four years as part of the Making Sainsbury's Great Again recovery plan. Sainsbury's is now a more robust business, with a strong financial position and capable of responding successfully to the current challenging economic conditions. Underlying profit before tax for the first half was up 13.3 per cent to £272 million. Our interim dividend is 3.6 pence in line with our stated policy to pay this at 30 per cent of the previous full year dividend."

Justin King, Chief Executive, said: "Our universal customer appeal has been fundamental to our sustained performance and we have continued to invest in both product quality and competitive pricing. Sainsbury's is catering for, and appealing to, the full range of customer needs and budgets. Total sales for the first half were up 8.3 per cent (1) (5.0 per cent excluding fuel) and like-for-like sales were up 7.4 per cent (1) (3.9 per cent excluding fuel). Sainsbury's has also continued to drive cost efficiencies and this, alongside the good sales performance, has delivered further profit growth.

"With around 18 million customers a week we work hard to listen and respond to their needs and this has been particularly relevant during the first half of the year as shopping patterns have changed significantly and in a relatively short space of time. Getting the best value for money is even more important to consumers when household budgets are stretched. Customers are now buying a different mix of products and we have successfully developed our offer to help offset the rising cost of living and tighter household budgets. Our 'good, better, best' range hierarchy gives customers flexibility to change how they shop, rather than where they shop, and they can get all their weekly shop at Sainsbury's.

"We have continued to invest in our five areas of focus for growth. These build and stretch our lead in food, accelerate the development of non-food ranges, extend the reach of our brand, grow our store estate and actively manage our property assets. Following a review of our convenience operation we are also today announcing plans to accelerate growth in this area of our business.

"Progress in the last four years has made Sainsbury's a more robust business with a wide customer base and universal appeal. While we expect the economic environment during the second half to remain particularly challenging, we are developing our offer to continue to meet the needs of customers and maintain our good progress."

Notes:

1. First half like-for-like and total sales growth have been Easter-adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Monday trading week.
2. Underlying profit before tax: Profit before tax from continuing operations before any profit or loss on property-related items, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature.
3. Underlying basic earnings per share: Profit after tax from continuing operations attributable to ordinary shareholders before any profit or loss on property-related items, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
4. Mintel Ethnic restaurant and takeaway UK report 2008
5. Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.
6. We will be holding a presentation for analysts and investors at **09:45 (GMT)** on 12 November 2008.

To view the slides of the Results Presentation and the Webcast:
We recommend that you register for this event in advance. To do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from **09:30 (GMT)** on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from **12:00 (GMT)** on the day in the form of a delayed webcast.

To listen to the Results Presentation:
To participate, dial +44 (0) 20 8974 7900 at least ten minutes prior to the start of the presentation. You will be asked to give the passcode, 165149, your name and company details. You will then be placed on hold until the presentation starts.

An archive recording of this event will be available from **12:00 (GMT)** on the day by calling +44 (0) 20 7136 9233, pin number 65471991, until **midnight (GMT)** on Tuesday 9 December 2008.

To view the transcript of the presentation: Go to www.j-sainsbury.co.uk from 14 November 2008.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Operating review: First Half Trading

Sainsbury's has now delivered 15 quarters of consecutive like-for-like sales growth. Despite challenging trading conditions, the company's performance during the first half of 2008/09 has shown that Sainsbury's recovery has been successful and is being sustained. Sainsbury's is a significantly improved business following the 'Making Sainsbury's Great Again' recovery plan and a strong business, in touch with its customers and successfully responding to the current challenging economic conditions.

Strong foundations have enabled the **offer to be developed** to perform in the current economic climate as household budgets are increasingly under pressure. In April 2008, the company **refocused its promotional programme** with simple, effective and targeted deals and new point-of-sale materials to highlight key offers for customers. The continued investments in price and market-leading promotions and deals have helped customers offset the broader effects of inflation and Sainsbury's remains competitive with other major supermarkets positioned single-mindedly on price. Promotional participation has increased as customers increasingly look to get the best value from their weekly shop.

Sainsbury's offers a broader product range than premium-only food retailers and its 'good, better, best' range hierarchy offers **universal appeal** giving Sainsbury's customers the flexibility to change how they shop rather than where they shop. Customers are increasingly looking to the value offered by own-brand products but do not want to compromise, so the quality and value of Sainsbury's own-brand products is making this switch an easy choice for customers. Customer numbers, now around 18 million a week, continue to grow as customers can get **all their weekly shop in Sainsbury's stores**.

Sainsbury's has improved the **ranging and quality of own-brand products** and regularly tests its products to ensure they match or beat the leading brand. The company re-launched its standard own-brand range, which accounts for around 40 per cent of sales, in September with its **'Switch and Save'** campaign which helps customers identify savings by choosing Sainsbury's equivalent own-brand product. The campaign followed a comprehensive appraisal and development programme of the top 200 products to ensure they continued to offer great quality as well as value. For example, Sainsbury's own-brand tomato ketchup contains 40 per cent more tomatoes, 65 per cent less salt and nearly 30 per cent less sugar than the leading brand yet is nearly half the price. The campaign highlights savings of at least 20 per cent when selecting Sainsbury's equivalent product over the leading brand. 'Switch and Save' was given a kick-start with a **new advertising campaign** which features a 'colleague' and addresses more directly the issues many customers are currently facing.

The entry level **'basics'** range has been extended during the first half and a wider offer is now available in more stores across Sainsbury's estate. It provides a compelling part of Sainsbury's own-brand range and a clear way to save money when considerations such as size, shape or product appearance are not a primary concern. More than half the items are priced under £1 and over 100 are under 50 pence, making the range extremely attractive to customers and 'basics' is currently the company's fastest growing sub-brand with sales up 25 per cent in the first half.

The increase in sales of products such as 'takeaway' boxes shows the trend towards eating at home and represents excellent value when compared to the average of £17 spent on a takeaway (4). Customers are also cooking more from scratch and the **'Feed Your Family for a Fiver'** campaign, launched at the end of March 2008, has been incredibly successful. It has helped customers save money with simple everyday meal solutions for a family of four, for less than £5. The impact and success of the campaign is due, in part, to the mix of premium 'Taste the difference', standard and 'basics' products featured in the meal ideas. Customers want quality and value and make their own decisions to substitute individual ingredients to get significantly below the £5 threshold or add another premium product if they wish.

The take-up of tip cards, which accompany the campaign and detail cooking guidelines and the ingredients required, is up by 30 per cent. Where appropriate they also help customers make additional dishes with leftover ingredients as part of Sainsbury's 'Love your leftovers' campaign. The relevance of the 'Feed your Family for a Fiver' campaign was acknowledged last month by the Institute of Grocery Distribution which presented Sainsbury's with its **'Award for Consumer Understanding'** in delivering innovative and appropriate solutions for customers.

Operations and cost efficiency
Sainsbury's has made significant progress in improving its operational efficiency as a result of the 'Making Sainsbury's Great Again' recovery plan and ongoing **operational improvements** are now embedded within the various functions of the business including stores, the distribution network, property development and central functions. The improvements ensure Sainsbury's continues to do a great job for customers with both product availability and customer service setting new benchmarks during the first half in the company's own independent mystery shopper measures. The consolidation of store and depot operations under Roger Burnley is helping drive further improvements.

In stores, night-shift operations have been improved and bi-optic scanners and self-checkouts are being rolled out to help drive efficiency. Shelf-ready packaging continues to improve replenishment further and additional enhancements to in-store labour management are now complete. Store management structures have been refined and cost savings across the support functions are being delivered through more cost-effective solutions, such as the recent creation of a shared HR services support centre in Manchester. In addition the investment in energy efficiency programmes over the past two years, comprising the roll-out of new technology and enhanced 'housekeeping' initiatives, is delivering good pay-back. Stock loss has also been reduced alongside improvements in product availability.

Within the distribution network there has been a significant improvement in depot productivity and store deliveries. New processes, a new transport management system and the removal of automated equipment are all helping to improve the overall efficiency of the supply chain network while the benefits of investments made in the previous financial year, such as the consolidation of the company's convenience distribution operation and a new 530,000 sq ft depot at Northampton which opened in November 2007, are now coming through in lower costs.

Cost savings have been delivered in excess of Sainsbury's original plans, helping offset cost inflation which has been at the higher end of the company's expectations, largely driven by the step up in energy prices. There is flexibility in the cost base and the company is able to deliver additional savings which have also supported investment in the customer offer. This has been in excess of the medium-term plan to invest 100-150 basis points annually. Over £450 million was invested during the company's 'Making Sainsbury's Great Again' recovery programme, delivering Sainsbury's best price position for many years. The company's customer price perception has improved significantly since 2004 and saw yet further improvement during the first half.

Sainsbury's expects to continue its ongoing drive to reduce costs. This will help offset the impact of inflation and support continued investment in the customer offer as the company ensures that it maintains its competitive price position and offers customers market-leading promotions and deals.

Recovery to Growth

The company is now halfway through its 'Recovery to Growth' plan announced in May 2007 which has five areas of focus:

- **Great food at fair prices**: To build on and stretch the lead in food. By sharing customers' passion for healthy, safe, fresh and tasty food Sainsbury's will continue to innovate and provide leadership in delivering quality products at fair prices, sourced with integrity.
- **Accelerating the growth of complementary non-food ranges**: To continue to develop and accelerate the development of non-food ranges following the same principles of quality, value and innovation and to provide a broader shopping experience for customers.
- **Reaching more customers through additional channels**: To extend the reach of Sainsbury's brand by opening new convenience stores, developing the online home delivery operation and growing Sainsbury's Bank.
- **Growing supermarket space**: To expand the company's store estate, actively seeking and developing a pipeline of new stores and extending the largely under-developed store portfolio to provide an even better food offer while also growing space for non-food ranges.
- **Active property management**: The ownership of property assets provides operational flexibility and the exploitation of potential development opportunities will maximise value.

These areas are underpinned by Sainsbury's **strong heritage and brand** which consistently sets it apart from major competitors. A passion for healthy, safe, fresh and tasty food, our values, innovation and

strong ethical approach to business are what customers want and expect from Sainsbury's, and our own research shows that these values are growing in importance despite the economic challenges faced by our customers.

Great food at fair prices

Ongoing, two thirds of the company's sales growth is planned from grocery sales. 'Great food at fair prices' is at the heart of Sainsbury's customer proposition and the company works hard to keep innovating and leading the way on ingredient standards. The quality of Sainsbury's own-brand products is clearly demonstrated by its **'basics'** entry price point range which is sourced with the same principles as standard and premium 'Taste the difference' products yet is also highly price competitive to similar entry level product ranges. Products do not contain hydrogenated fats or artificial flavour enhancers and where relevant carry Sainsbury's front-of-pack multiple traffic light nutritional labelling system.

In May 2008, 'basics' fish fingers became the first Sainsbury's product to be made with palm oil from certified sustainable sources as increased demand is having a significant environmental impact. This made a low-priced everyday food more ethical and equates to around eight million fish fingers this year which are also Marine Stewardship Council ('MSC') approved.

Over 60 per cent of Sainsbury's customers buy 'basics' but over half buy both 'basics' and premium **'Taste the difference'** products showing how customers are making their own choices about where quality and value are their most important consideration. Sales in the 'Taste the difference' range, which comprises around 1,450 products, continued to grow during the first half. The range performs particularly well during key occasions, such as Easter, when customers want a premium product.

The company is committed to offering customers a range of products dependent on their needs and values, and sources products in a responsible manner. In August, Sainsbury's introduced a **higher-welfare** Freedom Food chicken range and in September doubled the amount of **higher-welfare pork** available in store. Both ranges have been well received and sales have increased significantly.

Sainsbury's also sells more **Fairtrade** bananas than all other major UK supermarkets combined following the conversion of its entire banana range. In August 2007, the company set up a **'Fair Development Fund'** with initial funding of £1 million in conjunction with Comic Relief to encourage and enable more producers in the developing world to benefit from Fairtrade. In August 2008, one year on, dried fruit and nuts from Uganda, Malawi, Mozambique and Zambia, the first food from producers who applied for a grant, went on sale in store.

'Sainsbury's SO organic' range has over 450 products. All fresh organic meat, eggs and milk come from British farms and 90 per cent of organic fresh produce is in home-compostable, recyclable or re-usable packaging. While the overall market for organic products is slightly down, Sainsbury's is maintaining its strong market share as customers that support such initiatives remain loyal to the values and principles they embody.

Accelerating the growth of complementary non-food

Food remains at the heart of Sainsbury's offer but new store development and extensions are playing an increasingly important role in the growth of non-food ranges. These ranges centre on complementing the company's food offer and their importance is demonstrated by the allocation of half the company's new space. One third of Sainsbury's sales growth is anticipated to come from non-food ranges.

Sainsbury's values are just as relevant in non-food products as in food, and products follow the same principles of **quality, value and innovation** and the **'good, better, best' range hierarchy**. As household budgets tighten, there are signs that customers are choosing supermarket non-food products over those offered by some specialist retailers. Sainsbury's home, clothing and other non-food ranges are all making good progress with like-for-like sales growing at twice the rate of food. There is **significant opportunity and potential** for growth as wider ranges are introduced into more stores.

The company is continuing to develop a specialist non-food team as well as dedicated IT and supply chain infrastructures. Sainsbury's **Non-Food Support Centre** in Coventry will be completed ahead of the Christmas period. Over 120 new colleagues have been recruited and many of the existing team has relocated from London to join **TU, Sainsbury's own-brand clothing** operation in Coventry.

Sainsbury's currently has the ninth largest market share of the UK clothing industry by volume. Customers are attracted to supermarket clothing ranges as iconic products such as Sainsbury's **cashmere sweaters** which offer great quality and value. This year's '**Back to School'** range saw sales growth of 20 per cent year on year and overall sales are up 25 per cent. TU was introduced into a further 11 stores during the first half and is now in 283 stores. While a broad range is now in around 165 stores, the full range is currently in just 24 stores showing the sales potential that increased space will deliver.

The TU brand is well established with Sainsbury's customers and has now also been applied to a new 2,000 homeware range called **'TU home'**. This was launched in two stores in Sydenham (London) and Oldbury (West Midlands) in April 2008. There were nine flagship non-food stores at the end of the first half. A new flagship store opened in Milton Keynes in October, three more are planned before Christmas and one more by March 2009.

Core ranges such as newspapers, magazines and stationery are also performing well and the company continues to grow market share in areas such as computer games and books. Sainsbury's has increased its promotional programme to include deals on products such as nappies, baby toiletries, food and accessories which have attracted new customers to its health and beauty offer.

Sainsbury's has 228 **pharmacies** and the first **General Practitioners' surgery** to be located in a supermarket opened at one of Sainsbury's Manchester stores in March 2008. This was complemented in September by the first **Dental surgery** in a supermarket in Sale (Manchester). Both practices aim to make healthcare more accessible and convenient to better meet patients' needs.

Additional channels reach more customers

Sainsbury's **online home delivery service** continues to enjoy strong growth and sales increased by over 30 per cent in the first half. The service has now achieved over 100,000 customer orders a week and is currently annualising to be a £500 million business. The service is now available to 87 per cent of UK households and in the first half an additional 18 stores started running the service taking the total number to 165 stores. Sainsbury's believes there is significant growth potential in its online operation and plans to increase capacity in areas of high demand.

A natural extension of Sainsbury's increasing in-store offer will be a service providing non-food products online and in May 2008, the company announced plans to launch a **non-food online offer** in the first half of 2009/10. Good progress is being made in the development of this new service which will provide customers with the choice of a range of Sainsbury's own-brand and branded non-food products.

Sainsbury's Bank's performance continues to improve despite the challenging market. The steps taken during the 'Making Sainsbury's Great Again' recovery plan to stabilise the Bank have resulted in a tight focus on cost control, tighter risk management and a concentration on commission-based products which have continued to enable the Bank to make good progress.

Sainsbury's believes there is significant potential for the company in the UK **convenience** market. The integration of its convenience operation has now been completed. Six **convenience stores** opened in the first half and, as planned and previously announced, 48 stores were disposed of by the end of the half and one closed. The remaining nine planned disposals will occur early in the second half.

Sainsbury's is today announcing plans to significantly accelerate the growth of its convenience operation following a review of this area of the business. Fifty new stores are planned in 2009/10 with a further 100 the following year. The Sainsbury's service and product offer is well received in convenience locations and complements and operates successfully alongside local individual specialist stores.

Growing supermarket space

New space growth opportunities are being developed as part of the plans outlined in May 2007 to grow space by ten per cent by March 2010. Half the targeted new space growth is set to come from new stores with total new space split equally across food and non-food ranges. This enables the continued development of a great food offer via expanded food halls as well as growing total non-food space.

During the first half, six **supermarkets** opened (one of which was a replacement) and 13 were extended. A further 11 were refurbished. In August, Sainsbury's opened its latest environmental store in Dartmouth. This boasts a number of environmental features such as wind turbines, rain water harvesting, a biomass boiler and receives deliveries from a lorry powered by bio-methane and 'run on rubbish'. The most successful initiatives are currently being evaluated for roll-out to additional stores. Sainsbury's is planning to open a minimum of two environmental trial supermarkets a year plus a greener Sainsbury's Local, enabling it to continue to innovate and test new ideas and technology.

The company expects to open eight new stores and eight extensions in the second half, hence delivering four per cent gross new space this year. Net space growth for the full year is expected to be around three per cent with growth from new stores and extensions of around two per cent each, offset by disposals and closures of one per cent. The company is on track to deliver at least ten per cent gross space in the three years to March 2010. Now that the catch-up of refurbishments is complete this programme has moved to an update on a rolling basis. The majority of capital spend for the rest of the year is targeted towards new stores and extensions.

Sainsbury's continues to operate from a strong financial position. The level of capital expenditure planned remains flexible, recognises the good returns delivered to date, the size of opportunity to develop the store estate and the company's ongoing good performance. Going forward capital will continue to be directed towards the most value-adding opportunities available.

Active property management and space growth opportunities
The company believes that ownership of its property assets enables it to retain operational flexibility while exploiting potential development opportunities and maximising value for shareholders. The company has a **significant portfolio of properties with development potential** comprising around 300 freehold and long leasehold sites. Over 200 of these are earmarked for extensions at a rate of around 20 a year over the next ten years with a high number of the remainder having mixed-use development potential.

Over the past year Sainsbury's has formed two strategic **property joint ventures** ('JV's). A JV with Land Securities, formed in November 2007, brought together undeveloped properties and development expertise. It now comprises five properties planned to receive major development and planning proposals for the first of these are underway. In March 2008, Sainsbury's created a JV with British Land to unlock the opportunity to significantly develop a number of Sainsbury's most important stores and deliver an improved customer offer. Projects planned for completion over the next five years will deliver around 500,000 sq ft of sales space through up to 25 extensions. The first two extensions are now underway. The company will benefit from both the enhanced trading performance of the extensions as well as retaining a share of the increased property value.

A number of key leasehold sites have also been acquired for development and a further five mature freehold sites have been disposed of through sale and leaseback transactions.

Corporate Responsibility
With around 18 million customers each week Sainsbury's has a real impact on UK consumers. Five principles underpin activities: 'best for food and health'; 'sourcing with integrity'; 'respect for our environment'; 'making a positive difference to our community' and being 'a great place to work'.

Best for food and health: In April, Sainsbury's became the first supermarket to launch an own-brand **1% fat milk** UK consumers traditionally chose from only three milk types with varying fat contents, but 1% fat milk provides the same vitamins, minerals and taste as semi-skimmed milk, but with a lower fat content. In September the company was rated the top UK supermarket for health by the former National Consumer Council for the second time in a row in its 2008 'Cut-price, what cost?' report.

Sourcing with integrity: In June, Sainsbury's launched plans to move cod, haddock, salmon, tuna and prawns to **100 per cent sustainable sources** by 2010, ensuring that fish are caught or reared with minimal impact on stocks, eco-systems and the wider environment. These 'big five' species remain the most popular fish eaten in the UK, accounting for 80 per cent of all fish sold every week. The company is pledging to double sales of MSC fish by the end of this year and will continue to encourage customers to try different fish by offering an in-season sustainable fish every month with recipe ideas.

Respect for our environment: Sainsbury's has recently announced plans to eliminate food waste sent to landfill by next summer with no waste at all going to landfill by the end of 2009. The company aims to use waste as an energy resource via anaerobic digestion and composting for its entire store network over time.

Sainsbury's has also campaigned on the issue of disposable **plastic bags** for a number of years and promotes activities to 'reduce, re-use and recycle' bags. The company believes that charging for single-use bags is not the only answer to reducing their environmental impact. Sainsbury's rewards customers re-using bags with Nectar points and its latest initiative, launched in October 2008, was the **removal of free carrier bags from visible display on supermarket check-outs** although free bags are still available on request. Sainsbury's has achieved a 28 per cent reduction in free bag usage since April and is over half way to its target of 50 per cent by April 2009.

In September, the company won the **Greenest Supermarket award** by the National Consumer Council, for the second year in succession. 'The Grocer' also named Sainsbury's the **Greenest UK Supermarket** for its commitment to sustainability, green store development plans and sourcing, rating the company first in six out of the ten environmental areas judged by independent environmental analysts. In October, the Dow Jones Sustainability Index 2008/09 recognised Sainsbury's performance on sustainability and named the company a **global industry leader**.

Making a positive difference to our community: 'Active Kids' is a great example of working with the local community. Customers earn 'Active Kids' vouchers against spend in-store and online which can be redeemed against activity and cookery equipment. Since 2005, Sainsbury's has donated £70 million of equipment and services. In the first half of 2008 it carried out the UK's biggest ever schools consultation to help develop the 2009 scheme to address the issues most concerning today's 8-15 year olds.

A great place to work: Earlier this month, Sainsbury's launched its **'You Can' programme** becoming the first retailer and largest employer to offer colleagues the opportunity to gain nationally recognised qualifications. A literacy and numeracy qualification, equivalent to a GCSE, supports those who want to develop maths and English skills and a Level 2 NVQ, equivalent to five GCSEs at A-C grade, recognises 'on the job training' which counts towards the NVQ 2 certificate. The company has set a target for 25 per cent of its colleagues to gain a nationally recognised qualification within the next five years.

In May 2008, Sainsbury's announced a major expansion of its apprenticeship schemes supporting the Government's strategy to make vocational training more widely available. The 18 month apprenticeships specialise in one of three different food crafts. Meat and fish apprenticeships launched this year following a successful trial of the bakery scheme in 2006. The schemes provide trainees with work-based skills and nationally recognised qualifications. By March 2009, over 260 apprentices will have become fully trained bakers, fishmongers and meat specialists.

Competition Commission ('CC')

The findings published by the CC at the end of April brought its investigation to a conclusion. Sainsbury's welcomed the CC's finding that the UK groceries market is 'delivering a good deal for consumers'. This is consistent with the significant improvements the company's customers have experienced in product quality, availability, service and price over recent years.

Sainsbury's is playing a full part in discussions with the CC and other parties, to ensure remedies are implemented in the most effective and efficient way to maintain choice and value for UK consumers. However, the company continues to believe the creation of an ombudsman to look into aspects of relationships between suppliers and grocery retailers is unnecessary.

Office of Fair Trading ('OFT')

The OFT is currently making enquiries into the pricing of a number of products across a range of suppliers and sold by supermarkets. Sainsbury's has strict guidelines for compliance with competition law and is co-operating with the OFT in these enquiries.

Financial review

The financial results for the 28 weeks to 4 October 2008 represent continued progress as part of the 'Making Sainsbury's Great Again' recovery to growth plan.

Income statement

Sales (including VAT) increased by 7.6 per cent to £10,756 million (2007/08: £9,998 million). Sales (excluding VAT) increased by 7.4 per cent to £9,937 million (2007/08: £9,250 million). Underlying profit before tax was up 13.3 per cent at £272 million (2007/08: £240 million). Profit before tax was £258 million (2007/08: £232 million). Underlying basic earnings per share increased to 10.7 pence (2007/08: 9.7 pence), up 10.3 per cent. Basic earnings per share increased to 9.8 pence (2007/08: 9.4 pence). An interim dividend of 3.6 pence per share has been approved by the Board (2007/08: 3.0 pence), in line with the Group's policy to pay 30 per cent of the previous full year dividend as an interim dividend.

Summary income statement for the 28 weeks to 4 October 2008	**2008/09** **£m**	2007/08 £m	Change %
Sales (including VAT)	**10,756**	9,998	7.6
Sales (excluding VAT)	**9,937**	9,250	7.4
Underlying operating profit	**311**	266	16.9
Underlying net finance costs (1)	**(46)**	(24)	(91.7)
Underlying share of post-tax profit/(loss) from joint ventures (2)	**7**	(2)	n/a
Underlying profit before tax	**272**	240	13.3
Loss on property-related items	**(10)**	-	n/a
Financing fair value movements	**(4)**	(1)	(300.0)
Costs relating to approach from Delta Two	**-**	(7)	n/a
Profit before tax	**258**	232	11.2
Income tax expense	**(88)**	(71)	(23.9)
Profit for the financial period	**170**	161	5.6
	2008/09 **Pence**	2007/08 Pence	Change %
Underlying basic earnings per share	**10.7**	9.7	10.3
Basic earnings per share	**9.8**	9.4	4.3
Approved interim dividend per share	**3.6**	3.0	20.0

(1) Net finance costs pre financing fair value movements
(2) The underlying share of post-tax profit/(loss) from joint ventures is before deficit on revaluation of properties and financing fair value movements

Sales (including VAT) increased by 7.6 per cent to £10,756 million (2007/08: £9,998 million), driven by good like-for-like ("LFL") growth and new space.

LFL sales (including VAT but excluding fuel) grew 3.9 per cent, of which 0.5 per cent was contributed by extensions. This is in line with the Group's medium term planning assumption of LFL growth of between three and four per cent. The profile of the LFL sales (excluding fuel) performance was 3.4 per cent in Quarter 1 and 4.3 per cent in Quarter 2, reflecting good growth against a challenging consumer environment. Online sales increased by over 30 per cent. LFL sales (including fuel) were up 7.4 per cent in the half, reflecting the impact of higher fuel prices.

Sales	**28 weeks to 4 October 2008**	28 weeks to 6 October 2007	52 weeks to 22 March 2008
Sales excluding fuel			
LFL sales (excluding fuel) % *(Easter-adjusted)*	**3.9**	3.3	4.4
Removal of Easter adjustment (1) %	**(0.7)**	nil	0.3
New space (excluding extensions) %	**1.1**	1.4	1.1
Total sales growth (excluding fuel) %	**4.3**	4.7	5.8
Sales including fuel			
LFL sales (including fuel) % *(Easter-adjusted)*	**7.4**	4.0	3.9
Removal of Easter adjustment (1) %	**(0.7)**	nil	0.4
New space (excluding extensions) %	**0.9**	1.7	1.4
Total sales growth (including fuel) %	**7.6**	5.7	5.7

(1) Easter adjustment takes into account that the first half of 2008/09 included one Easter Monday trading week compared to one Good Friday trading week and one Easter Monday trading week in the first half of 2007/08

New space provided a positive contribution to total sales growth. In total, the Group added 244,000 sq ft of new space in the first half, an increase of 1.5 per cent since the year-end. Six new supermarkets opened, one of which was a replacement for the one supermarket the Group closed during the half. In addition, 13 supermarket extensions and 11 refurbishments were completed. In the convenience estate, six new stores opened and 49 closed, of which 48 related to the planned disposals announced in March 2008, with a further nine remaining to be disposed of in the second half. The Group expects that net space growth for the full year will be around 3.0 per cent, with new stores' growth contributing around 2.0 per cent and extensions' growth around 2.0 per cent, offset by disposals and closures of 1.0 per cent.

Sales from net new stores (excluding fuel) contributed 1.1 per cent towards sales growth in the half year. The Group expects the sales contribution from net new stores including convenience disposals to be around 1.0 per cent for the full year, comprising new stores of 1.5 per cent less closures and disposals of 0.5 per cent.

Store numbers and space summary

	Supermarkets		Convenience		**Total**	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 22 March 2008	504	15,495	319	696	**823**	**16,191**
New stores	6	112	6	16	**12**	**128**
Closures/disposals	(1)	(12)	(49)	(84)	**(50)**	**(96)**
Extensions/refurbishments	-	212	-	-	**-**	**212**
As at 4 October 2008	509	15,807	276	628	**785**	**16,435**
Memorandum						
Extensions	13	199	-	-	**13**	**199**
Refurbishments	11	13	-	-	**11**	**13**
Total projects	24	212	-	-	**24**	**212**

Hazel.jarvis

Underlying operating profit increased by 16.9 per cent to £311 million (2007/08: £266 million), reflecting the positive sales performance and a 25 basis point improvement in underlying operating margin (excluding VAT) to 3.13 per cent for the half year (2007/08: 2.88 per cent). Operational gearing has been driven from higher sales and cost savings. The impact of the £13 million lower pension charges (which are more than offset in net finance costs) increased the underlying operating margin by 13 basis points, however this is offset by a 10 basis point dilution due to the impact of increased petrol prices.

Underlying operating profit	**28 weeks to 4 October 2008**	28 weeks to 6 October 2007	52 weeks to 22 March 2008
Underlying operating profit (£m)	**311**	266	535
Year-on-year profit growth (%)	**16.9**	23.7	24.7
Underlying operating margin (%) (1)	**3.13**	2.88	3.00

(1) Underlying operating profit divided by sales excluding VAT

Sainsbury's Bank

The Group's equity share (i.e. 50 per cent) of Sainsbury's Bank post-tax profit amounted to £1 million in the half year (2007/08: £2 million loss). In the current challenging environment, the improvement has been driven by a reduction in bad debts year-on-year, closely managed cost control, continued tight loan criteria and a diversity in income, including a concentration on commission-based products. The Bank remains well capitalised with a strong balance sheet. The Group expects the Bank to deliver a small profit in 2008/09.

Active Property Management

During the half, the Group continued its strategy of actively managing its property portfolio.

Joint ventures

On 26 March 2008 the Group invested £274 million (post finalisation of costs) to create a 50:50 joint venture ("JV") with British Land. This securitised property JV holds 39 stores, including many of Sainsbury's most important stores, with an initial valuation of £1.2 billion, representing a net equivalent yield of 5.1 per cent. The results of the JV have been equity accounted since inception and the Group's underlying share of post-tax profit of the entity in the half year is £5 million. The Group expects a broadly similar result in the second half.

The Group's underlying share of post-tax profit from the 50:50 JV with Land Securities was £1 million in the first half. One additional property was sold to the JV during the half year, bringing the total number of properties within the JV to five. The Group expects a broadly similar profit in the second half.

Further to the establishment of the British Land JV, the Group now accounts for investment properties held within its property JVs at their market value as determined by professional valuers at each reporting date. The difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement will be included within the Income statement but will be excluded from underlying profit in order to provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. At the half year a total deficit on revaluation of £36 million across both the British Land and Land Securities JV (reflecting our 50 per cent share of the deficit) has been recognised in the share of post-tax losses from JVs in the Income statement. This equates to a 5.3 per cent reduction since March 2008 (broadly reflecting a 30 basis point increase in yields) in the value of the properties. Any profit or loss on properties sold out of the JVs once developed will be recognised within the Income statement but will also be excluded from underlying profit.

Property disposals

The Group recorded a profit of £26 million on the sale of surplus and mature properties during the half year (including five supermarkets, sold at an average net initial yield of 5.0 per cent). This compares to a breakeven position in 2007/08.

Underlying net finance costs increased by £22 million to £46 million (2007/08: £24 million) which reflects the expected £16 million lower net return on pension scheme assets, £13 million higher net interest costs due to increased borrowings year-on-year driven by the first half weighted capital expenditure including the British Land investment, partially offset by £7 million higher capitalised interest, as a result of a greater number of development projects. The Group expects underlying net finance costs in the second half to be slightly lower than in the first half.

Under IAS 19 'Employee Benefits', there have been significant movements in the pension charges in 2008/09 compared to 2007/08. In the half year this has resulted in a reduction of £16 million in net return on pension scheme assets. At an underlying profit before tax ("UPBT") level, the impact of the £16 million reduction in net return on pension scheme assets is reduced by £13 million due to lower service charges, which are included in operating profit. Hence the net impact of these changes was a £3 million reduction to UPBT.

Underlying net finance costs for the 28 weeks to 4 October 2008	**2008/09** **£m**	2007/08 £m
Interest income	**15**	17
Net return on pension scheme assets	**13**	29
Underlying finance income (1)	**28**	46
Interest costs	**(84)**	(73)
Capitalised interest	**10**	3
Underlying finance costs (1)	**(74)**	(70)
Underlying net finance costs	**(46)**	(24)

(1) Finance costs/income pre financing fair value movements

Taxation

The income tax charge was £88 million (2007/08: £71 million), with an underlying rate of 32.0 per cent (2007/08: 30.4 per cent) and an effective rate of 34.1 per cent (2007/08: 30.4 per cent). Despite the fact that the rate of corporation tax has fallen from 30 per cent to 28 per cent, the tax rates are higher in the current year primarily due to the impact of this rate change in the prior year on the deferred tax balances. The underlying rate continues to exceed the nominal rate of UK corporation tax due to the lack of effective tax relief on depreciation of UK retail properties. The Group expects the underlying tax charge to be between 32 and 33 per cent for the full year.

Underlying basic earnings per share

Underlying basic earnings per share increased by 10.3 per cent to 10.7 pence (2007/08: 9.7 pence), reflecting the improvement in underlying profit after tax. The weighted average number of shares increased by 15.2 million since the first half of last year and 13.3 million since the year-end due to the vesting of share option schemes.

Dividends

An interim dividend of 3.6 pence per share has been approved by the Board (2007/08: 3.0 pence) and will be paid on 2 January 2009 to shareholders on the Register of Members at the close of business on 21 November 2008. This reflects the Group's policy to pay 30 per cent of the previous full year dividend as an interim dividend. The interim dividend was approved by the Board on 11 November 2008 and as such has not been included as a liability at 4 October 2008.

Summary cash flow statement

Group net debt as at 4 October 2008 was £1,945 million (2007/08: £1,571 million), an increase of £442 million from the 2007/08 year-end position of £1,503 million. The increase was driven primarily by core capital expenditure, weighted towards the first half of this financial year, the investment in the British Land JV, outflows for taxation, interest and dividends, partially offset by increased operational cash flow and proceeds from property disposals of £270 million.

Summary cash flow statement	**28 weeks to 4 October 2008 £m**	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Cash generated from operations	**500**	445	998
Net interest	**(58)**	(44)	(97)
Corporation tax (paid)/received	**(88)**	16	(64)
Cash flow before appropriations	**354**	417	837
Purchase of non-current assets	**(596)**	(518)	(986)
Disposal of non-current assets	**246**	26	197
Proceeds from issuance of ordinary shares	**4**	31	43
Capital redemption	**-**	(10)	(10)
Repayment of borrowings	**(14)**	(15)	(36)
Proceeds from borrowings	**293**	-	-
Dividends paid	**(144)**	(126)	(178)
Investment in joint ventures	**(291)**	(10)	(31)
Net decrease in cash and cash equivalents	**(148)**	(205)	(164)
(Increase)/decrease in debt	**(279)**	25	46
Other non-cash movements	**(15)**	(11)	(5)
Movement in net debt	**(442)**	(191)	(123)
Opening net debt	**(1,503)**	(1,380)	(1,380)
Closing net debt	**(1,945)**	(1,571)	(1,503)

Capital expenditure

Core capital expenditure amounted to £513 million in the half year (2007/08: £416 million), which included £225 million on new store development (2007/08: £155 million) and £227 million on extensions and refurbishments (2007/08: £209 million). During the half year, freehold properties of existing trading stores, amounting to £366 million, were acquired (including £274 million on the British Land JV), in line with the Group's plans to buy freeholds of trading sites where it believes there are potential long-term development opportunities. This expenditure has been partially offset by proceeds of £270 million in relation to property disposals, resulting in net capital expenditure for the half year of £609 million (2007/08: £461 million). This represents a greater proportion of expected full year net capital expenditure than last year due to the phasing of the Group's investment programme. For the full year, the Group expects that net capital expenditure will be in the region of £900 million.

Capital expenditure for the 28 weeks to 4 October 2008	**2008/09 £m**	2007/08 £m
New store development	**225**	155
Extensions and refurbishments	**227**	209
Other – including supply chain and IT	**61**	52
Core capital expenditure	**513**	416
British Land JV investment	**274**	-
Acquisition of freehold properties	**92**	111
Proceeds from property disposals	**(270)**	(66)
Net capital expenditure	**609**	461

Summary balance sheet

Shareholders' funds as at 4 October 2008 were £4,753 million (2007/08: £4,708 million). Gearing increased year-on-year to 41 per cent (2007/08: 33 per cent), which is primarily due to the increased net debt position driven by the investment in the British Land JV, the change in the net retirement benefit asset and timing of tax payments.

At the half year the Group had total debt and facilities of £2.8 billion in place: £2.0 billion CMBS debt, with £1.1 billion due 2018 and £0.9 billion due 2031; a further top-up debt of £0.2 billion due 2015; and credit facilities of £0.6 billion maturing mid 2011 and 2012. The Group expects net debt to be in the region of £1.6 billion to £1.7 billion at the year-end, slightly higher than at the 2007/08 year-end, driven by the space programme and the British Land investment.

Summary balance sheet	**4 October 2008 £m**	6 October 2007 £m	22 March 2008 £m
Non-current assets	**8,648**	8,209	8,505
Inventories	**686**	631	681
Trade and other receivables	**243**	212	206
Cash and cash equivalents	**599**	800	719
Debt	**(2,544)**	(2,371)	(2,222)
Net debt	**(1,945)**	(1,571)	(1,503)
Trade and other payables and provisions	**(2,879)**	(2,773)	(2,954)
Net assets	**4,753**	4,708	4,935

Pensions

As at 4 October 2008, the fair value of plan assets exceeded the present value of obligations (as measured under the IAS 19 methodology of pension valuation) by £252 million (2007/08: £299 million). The net surplus after deferred tax was £179 million (2007/08: £228 million).

Pensions	**4 October 2008 £m**	6 October 2007 £m	22 March 2008 £m
Present value of funded obligations	**(3,609)**	(4,202)	(3,668)
Fair value of plan assets	**3,869**	4,507	4,171
	260	305	503
Present value of unfunded obligations	**(8)**	(6)	(8)
Retirement benefit asset	**252**	299	495
Deferred income tax liability	**(73)**	(71)	(129)
Net retirement benefit asset	**179**	228	366

Group income statement (unaudited)
for the 28 weeks to 4 October 2008

	Note	**28 weeks to 4 October 2008 £m**	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Revenue	3	**9,937**	9,250	17,837
Cost of sales		**(9,401)**	(8,737)	(16,835)
Gross profit		**536**	513	1,002
Administrative expenses		**(225)**	(254)	(502)
Other income		**26**	-	30
Operating profit		**337**	259	530
Finance income	4	**28**	46	83
Finance costs	4	**(76)**	(71)	(132)
Share of post-tax loss from joint ventures		**(31)**	(2)	(2)
Profit before tax	3	**258**	232	479
Analysed as				
Underlying profit before tax	3	**272**	240	488
(Loss)/profit on property-related items	5	**(10)**	-	7
Financing fair value movements	5	**(4)**	(1)	(4)
One-off items	5	**-**	(7)	(12)
		258	232	479
Income tax expense	6	**(88)**	(71)	(150)
Profit for the financial period		**170**	161	329
Earnings per share	7	**pence**	pence	pence
Basic		**9.8**	9.4	19.1
Diluted		**9.6**	9.1	18.6
Underlying basic		**10.7**	9.7	19.6
Underlying diluted		**10.5**	9.5	19.1

Post the period end, an interim dividend of 3.6 pence per share (October 2007: 3.0 pence per share) has been approved by the Board of Directors for the 28 weeks to 4 October 2008, resulting in a total interim dividend of £63 million (October 2007: £52 million).

Group statement of recognised income and expense (unaudited)
for the 28 weeks to 4 October 2008

	Note	**28 weeks to 4 October 2008 £m**	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Actuarial (losses)/gains on defined benefit pension schemes		**(279)**	374	542
Available-for-sale financial assets' fair value movements				
Group		**(5)**	-	(31)
Joint ventures		**(19)**	-	48
Cash flow hedges' effective portion of fair value movements				
Group		**-**	-	2
Joint ventures		**10**	-	(58)
Share-based payment tax recognised directly in equity	6	**1**	(1)	(10)
Deferred tax on items recognised directly in equity	6	**72**	(105)	(152)
Net (expense)/income recognised directly in equity		**(220)**	268	341
Profit for the financial period		**170**	161	329
Total recognised (expense)/income for the financial period		**(50)**	429	670

Group balance sheet (unaudited)
at 4 October 2008

	Note	4 October 2008 £m	6 October 2007 £m	22 March 2008 £m
Non-current assets				
Property, plant and equipment		**7,665**	7,349	7,424
Intangible assets		**160**	173	165
Investments in joint ventures	8	**395**	106	148
Available-for-sale financial assets		**101**	137	106
Other receivables		**55**	50	55
Derivative financial instruments		**6**	-	-
Retirement benefit asset	10	**252**	299	495
		8,634	8,114	8,393
Current assets				
Inventories		**686**	631	681
Trade and other receivables		**243**	212	206
Derivative financial instruments		**10**	1	4
Cash and cash equivalents	12b	**599**	800	719
		1,538	1,644	1,610
Non-current assets held for sale		**20**	95	112
		1,558	1,739	1,722
Total assets		**10,192**	9,853	10,115
Current liabilities				
Trade and other payables		**(2,237)**	(2,150)	(2,280)
Short-term borrowings		**(289)**	(240)	(118)
Derivative financial instruments		**(17)**	(4)	(6)
Taxes payable		**(172)**	(200)	(191)
Provisions		**(6)**	(12)	(10)
		(2,721)	(2,606)	(2,605)
Net current liabilities		**(1,163)**	(867)	(883)
Non-current liabilities				
Other payables		**(133)**	(77)	(89)
Long-term borrowings		**(2,235)**	(2,076)	(2,084)
Derivative financial instruments		**(19)**	(52)	(18)
Deferred income tax liability		**(266)**	(269)	(321)
Provisions		**(65)**	(65)	(63)
		(2,718)	(2,539)	(2,575)
Net assets		**4,753**	4,708	4,935
Equity				
Called up share capital	11	**500**	498	499
Share premium account	11	**899**	885	896
Capital redemption reserve		**680**	680	680
Other reserves		**273**	412	494
Retained earnings		**2,401**	2,233	2,366
Total equity	11	**4,753**	4,708	4,935

Group cash flow statement (unaudited)
for the 28 weeks to 4 October 2008

	Note	**28 weeks to 4 October 2008 £m**	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Cash flows from operating activities				
Cash generated from operations	12a	**500**	445	998
Interest paid		**(65)**	(58)	(123)
Corporation tax (paid)/received		**(88)**	16	(64)
Net cash from operating activities		**347**	403	811
Cash flows from investing activities				
Purchase of property, plant and equipment and other assets		**(579)**	(510)	(973)
Purchase of intangible assets		**(7)**	(4)	(6)
Proceeds from disposal of property, plant and equipment		**246**	26	198
Acquisition of and investment in subsidiaries and businesses, net of cash acquired		**(10)**	(4)	(7)
Investment in joint ventures	8	**(291)**	(10)	(31)
Costs of disposal of operations		**-**	-	(1)
Interest received		**9**	16	29
Net cash from investing activities		**(632)**	(486)	(791)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**4**	31	43
Capital redemption	11	**-**	(10)	(10)
Repayment of long-term borrowings		**(14)**	(15)	(36)
Proceeds from short-term borrowings		**141**	-	-
Proceeds from long-term borrowings		**152**	-	-
Interest elements of obligations under finance lease payments		**(2)**	(2)	(3)
Dividends paid	9	**(144)**	(126)	(178)
Net cash from financing activities		**137**	(122)	(184)
Net decrease in cash and cash equivalents		**(148)**	(205)	(164)
Opening cash and cash equivalents		**601**	765	765
Closing cash and cash equivalents	12b	**453**	560	601

Notes to the Interim Results (unaudited)

1 General information

J Sainsbury plc is a public limited company ('Company') incorporated in the United Kingdom, whose shares are publicly traded on the London Stock Exchange. The Company is domiciled in the United Kingdom and its registered address is 33 Holborn, London EC1N 2HT, United Kingdom.

The Interim Results are unaudited but have been reviewed by the auditors whose report is set out on page 17. The financial information presented herein does not amount to full statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The Annual Report and Financial Statements 2008 have been filed with the Registrar of Companies. The Independent Auditors' report on the Annual Report and Financial Statements 2008 was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

The financial period represents the 28 weeks to 4 October 2008 (prior financial period 28 weeks to 6 October 2007; prior financial year 52 weeks to 22 March 2008). The financial information comprises the results of J Sainsbury plc and its subsidiaries ('Group') and the Group's interests in associates and joint ventures.

2 Basis of preparation

The Interim Results have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union.

The financial information contained in the Interim Results is presented in sterling, rounded to the nearest million (£m) unless otherwise stated.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The financial information contained in the Interim Results should be read in conjunction with the Annual Report and Financial Statements 2008, which have been prepared in accordance with IFRSs as adopted by the European Union. The accounting policies have remained unchanged with the exception of those noted below.

The following new standards, interpretations and amendments to published standards are effective for the Group for the financial year beginning 23 March 2008.

- IFRIC 12 'Service Concession Arrangements'
- IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'

The above new interpretations have had no material impact on the results or the financial position of the Group for the 28 weeks to 4 October 2008.

Investment property

As a result of entering into our property joint venture with The British Land Company PLC ('British Land') during the period we have reviewed our investment property accounting policy and revised it from the historical cost to the fair value basis. No prior period restatements are required as the cost at 22 March 2008 was equal to the fair value.

Investment properties are those properties held for capital appreciation and/or to earn rental income. They are initially measured at cost, including related transaction costs. After initial recognition at cost, they are carried at their fair values based on market value determined by professional valuers at each reporting date. The difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement will be included within the Income Statement but will be excluded from underlying profit in order to provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. Currently the only investment properties

the Group holds are those contained within its joint ventures with Land Securities Group PLC ('Land Securities') and British Land.

Non-GAAP performance measures

The Directors believe that the 'underlying' profit before tax and 'underlying' diluted and basic earnings per share measures presented provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. These measures are consistent with how the business is measured internally. Underlying profit is not defined by IFRS and therefore may not be directly comparable with the 'adjusted' profit measures of other companies. The adjustments made to reported profit before tax are:

- Profit/loss on property-related items – these can vary from year to year and therefore create volatility in reported earnings. Examples include profit on the sale of properties and the difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement. This has been revised as a result of the change in the investment property accounting policy described above;
- Financing fair value movements – these fair value gains and losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges. The underlying profit measure removes the volatility of these items within profit before tax;
- Impairment of goodwill; and
- One-off items – these are material and largely one-off in nature, creating volatility in reported earnings, which does not reflect Sainsbury's underlying performance.

3 Segment reporting

The Group's businesses are organised into three operating divisions:

- Retailing (Supermarkets and Convenience);
- Financial services (Sainsbury's Bank joint venture); and
- Property investment (British Land joint venture and Land Securities joint venture).

All material operations are carried out in the UK. The business of the Group is not subject to highly seasonal fluctuations although there is an increase in trading in the period leading up to Christmas.

	Retailing £m	Financial services £m	Property investment £m	Group £m
28 weeks to 4 October 2008				
Segment revenue	**9,937**	**-**	**-**	**9,937**
Underlying operating profit	**311**	**-**	**-**	**311**
Underlying finance income	**28**	**-**	**-**	**28**
Underlying finance costs (1)	**(74)**	**-**	**-**	**(74)**
Underlying share of post-tax profit from joint ventures(2)	**-**	**1**	**6**	**7**
Underlying profit before tax	**265**	**1**	**6**	**272**
Profit/(loss) on property-related items	**26**	**-**	**(36)**	**(10)**
Financing fair value movements	**(2)**	**-**	**(2)**	**(4)**
Profit before tax	**289**	**1**	**(32)**	**258**
Income tax expense				**(88)**
Profit for the financial period				**170**

(1) Total finance costs shown per the income statement are £76 million, comprising £74 million underlying finance costs plus £2m financing fair value movements (note 4).

(2) Underlying share of post-tax profit from joint ventures before deficit on revaluation of properties and financing fair value movements.

	Retailing £m	Financial services £m	Property investment £m	Group £m
28 weeks to 6 October 2007				
Segment revenue	9,250	-	-	9,250
Underlying operating profit	266	-	-	266
Underlying finance income	46	-	-	46
Underlying finance costs (1)	(70)	-	-	(70)
Underlying share of post-tax loss from joint ventures	-	(2)	-	(2)
Underlying profit before tax	242	(2)	-	240
Financing fair value movements	(1)	-	-	(1)
Costs relating to approach from Delta Two	(7)	-	-	(7)
Profit before tax	234	(2)	-	232
Income tax expense				(71)
Profit for the financial period				161

(1) Total finance costs shown per the income statement are £71 million, comprising £70 million underlying finance costs plus £1m financing fair value movements (note 4).

	Retailing £m	Financial services £m	Property investment £m	Group £m
52 weeks to 22 March 2008				
Segment revenue	17,837	-	-	17,837
Underlying operating profit	535	-	-	535
Underlying finance income	83	-	-	83
Underlying finance costs (1)	(128)	-	-	(128)
Underlying share of post-tax (loss)/profit from joint ventures	-	(3)	1	(2)
Underlying profit before tax	490	(3)	1	488
Financing fair value movements	(4)	-	-	(4)
Costs relating to approach from Delta Two	(7)	-	-	(7)
Costs associated with Office of Fair Trading dairy inquiry	(27)	-	-	(27)
Fair value gain on other financial asset	22	-	-	22
Profit on property related items	7	-	-	7
Profit before tax	481	(3)	1	479
Income tax expense				(150)
Profit for the financial period				329

(1) Total finance costs shown per the income statement are £132 million, comprising £128 million underlying finance costs plus £4m financing fair value movements (note 4).

4 Finance income and finance costs

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Interest on bank deposits	**15**	17	29
Net return on pension schemes	**13**	29	54
Finance income	**28**	46	83
Borrowing costs			
Bank loans and overdrafts	**(4)**	-	-
Other loans	**(77)**	(71)	(132)
Obligations under finance leases	**(2)**	(2)	(3)
Provisions – amortisation of discount	**(1)**	-	(1)
	(84)	(73)	(136)
Capitalised interest	**10**	3	8
Finance costs	**(74)**	(70)	(128)
Financing fair value losses [1]	**(2)**	(1)	(4)
Total finance costs	**(76)**	(71)	(132)

(1) Fair value losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

5 Non-GAAP performance measures

The adjustments made to reported profit before tax to arrive at underlying profit before tax are:

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Profit/(loss) on property-related items for the financial period comprised			
Profit on sale of properties	**26**	-	7
Deficit on revaluation of properties within joint ventures	**(36)**	-	-
Total (loss)/profit on property-related items	**(10)**	-	7
Financing fair value movements for the period comprised			
Group	**(2)**	(1)	(4)
Joint ventures	**(2)**	-	-
Total financing fair value movements	**(4)**	(1)	(4)
One-off items for the financial period comprised			
Costs relating to approach from Delta Two	**-**	(7)	(7)
Costs associated with Office of Fair Trading dairy inquiry	**-**	-	(27)
Fair value gain on other financial asset	**-**	-	22
Total one-off items	**-**	(7)	(12)
Total adjustments	**(14)**	(8)	(9)

6 Income tax expense

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22March 2008 £m
Current tax expense	**71**	76	164
Deferred tax expense/(credit)	**17**	(5)	(14)
Total income tax expense in income statement	**88**	71	150
Income tax expense on underlying profit (1)	**87**	73	151
Tax on items below			
Profit on property-related items	**1**	-	-
Financing fair value movements	**-**	-	(1)
Costs relating to approach from Delta Two	**-**	(2)	(2)
Fair value gain on other financial asset	**-**	-	2
	88	71	150
Share-based payment tax deductions recognised directly in equity	**(1)**	1	10
Deferred tax on items recognised directly in equity			
Actuarial gains and losses on defined benefit pension schemes	**(71)**	107	161
Available-for-sale financial assets fair value movements	**(1)**	(2)	3
Deferred tax rate change from 30% to 28% – defined benefit pension scheme	**-**	-	(10)
Deferred tax rate change from 30% to 28% – available-for-sale financial assets	**-**	-	(2)
	(72)	105	152

(1) Tax charge attributable to underlying profit before tax.

The income tax charge was £88 million (October 2007: £71 million), with an underlying rate of 32.0 per cent (October 2007: 30.4 per cent) and an effective rate of 34.1 per cent (October 2007: 30.4 per cent). Despite the fact that the corporate tax rate has fallen from 30 per cent to 28 per cent, the tax rates are higher in the current year, primarily due to the impact of this rate change in the prior year on the deferred tax balances.

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Plan trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Underlying earnings per share is provided by excluding the effect of any profit or loss on property-related items, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	28 weeks to 4 October 2008 million	28 weeks to 6 October 2007 million	52 weeks to 22 March 2008 million
Weighted average number of shares in issue	**1,732.0**	1,716.8	1,718.7
Weighted average number of dilutive share options	**34.8**	45.4	48.5
Total number of shares for calculating diluted earnings per share	**1,766.8**	1,762.2	1,767.2

	£m	£m	£m
Profit for the financial period attributable to equity holders of the parent	**170**	161	329
Add/(less)			
Loss/(profit) on property-related items, net of tax	**11**	-	(7)
Financing fair value movements, net of tax	**4**	1	3
Costs relating to approach from Delta Two, net of tax	**-**	5	5
Fair value gain on other financial asset, net of tax	**-**	-	(20)
Costs associated with Office of Fair Trading dairy inquiry	**-**	-	27
Underlying profit after tax	**185**	167	337

	pence per share	pence per share	pence per share
Basic earnings	**9.8**	9.4	19.1
Diluted earnings	**9.6**	9.1	18.6
Underlying basic earnings	**10.7**	9.7	19.6
Underlying diluted earnings	**10.5**	9.5	19.1

8 Investment in joint ventures

On 26 March 2008, the Group made a cash investment of £274 million to create a 50:50 property joint venture with The British Land Company PLC.

In the financial period, a further capital contribution of £17 million was invested in the joint venture with Land Securities Group PLC.

9 Dividend

	28 weeks to 4 October 2008	28 weeks to 6 October 2007	52 weeks to 22 March 2008
Amounts recognised as distributions to equity holders in the period			
Dividend per share (pence)	**9.00**	7.35	10.35
Total dividend charge (£m)	**155**	126	178

An interim dividend of 3.6 pence per share (October 2007: 3.0 pence per share) has been approved by the Board of Directors for the financial year ending 21 March 2009, resulting in a total interim dividend of £63 million (October 2007: £52 million). The interim dividend was approved by the Board on 11 November 2008 and as such has not been included as a liability at 4 October 2008.

10 Retirement benefits

Retirement benefits relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme, and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, at March 2006 on the projected unit basis.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one-off cash payment.

The amounts recognised in the balance sheet, based on valuations performed by Watson Wyatt, are as follows:

	4 October 2008 £m	6 October 2007 £m	22 March 2008 £m
Present value of funded obligations	**(3,609)**	(4,202)	(3,668)
Fair value of plan assets	**3,869**	4,507	4,171
	260	305	503
Present value of unfunded obligations	**(8)**	(6)	(8)
Retirement benefit asset	**252**	299	495
Deferred income tax liability	**(73)**	(71)	(129)
Net retirement benefit asset	**179**	228	366

The retirement benefit asset and the associated deferred income tax liability are shown within different line items of the balance sheet.

11 Reconciliation of movements in equity

The movements in the Group's equity for the 28 weeks to 4 October 2008 and the comparative period of 28 weeks to 6 October 2007 are set out below.

	Ordinary shares million	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Total equity £m
At 23 March 2008	1,747	499	896	1,174	2,366	4,935
Profit for the financial period		-	-	-	170	170
Dividends charged		-	-	-	(155)	(155)
Share-based payment		-	-	-	20	20
Actuarial loss on defined benefit pension schemes, net of tax		-	-	(208)	-	(208)
Available-for-sale financial assets fair value movements						
Group		-	-	(4)	-	(4)
Joint ventures		-	-	(19)	-	(19)
Cash flow hedges effective portion of fair value movements, net of tax						
Joint ventures		-	-	10	-	10
Shares vested		-	-	-	42	42
Allotted in respect of share option schemes	2	1	3	-	(42)	(38)
At 4 October 2008	**1,749**	**500**	**899**	**953**	**2,401**	**4,753**
At 25 March 2007	1,734	495	857	813	2,184	4,349
Profit for the financial period		-	-	-	161	161
Dividends paid		-	-	-	(126)	(126)
Share-based payment		-	-	-	25	25
Actuarial gain on defined benefit pension schemes, net of tax		-	-	267	-	267
Available-for-sale financial assets deferred tax movement		-	-	2	-	2
B shares redemption		-	-	10	(10)	-
Shares vested		-	-	-	4	4
Allotted in respect of share option schemes	8	3	28	-	(5)	26
At 6 October 2007	1,742	498	885	1,092	2,233	4,708

Own shares held by Employee Share Ownership Plan ("ESOP") trusts

Own shares are held on behalf of employees by ESOP trusts under the Group's Performance Share Plan and Executive Share Option Plan. The ESOP trusts waive the rights to the dividends receivable in respect of the shares held under these schemes. At 4 October 2008, £37 million (October 2007: £79 million) of own shares are deducted from Group retained earnings.

12 Notes to the cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Operating profit	**337**	259	530
Adjustments for			
Depreciation expense	**239**	247	463
Amortisation expense	**9**	10	18
Profit on sale of properties	**(26)**	-	(7)
Fair value gain on other financial asset	**-**	-	(22)
Foreign exchange differences	**-**	-	(2)
Share-based payments expense	**19**	26	53
Operating cash flows before changes in working capital	**578**	542	1,033
Changes in working capital			
Increase in inventories	**(7)**	(41)	(94)
Increase in trade and other receivables	**(36)**	(18)	(26)
(Decrease)/increase in trade and other payables	**(10)**	(33)	96
Decrease in provisions and other liabilities	**(25)**	(5)	(11)
Cash generated from operations	**500**	445	998

(b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following

	4 October 2008 £m	6 October 2007 £m	22 March 2008 £m
Cash and cash equivalents	**599**	800	719
Bank overdrafts	**(146)**	(240)	(118)
	453	560	601

13 Analysis of net debt

	23 March 2008 £m	Cash flow £m	Other non-cash movements £m	**4 October 2008 £m**
Non-current assets				
Derivative financial instruments	-	-	6	**6**
Current assets				
Cash and cash equivalents	719	(120)	-	**599**
Derivative financial instruments	4	-	6	**10**
	723	(120)	6	**609**
Current liabilities				
Bank overdrafts	(118)	(28)	-	**(146)**
Borrowings	-	(143)	-	**(143)**
Derivative financial instruments	(6)	-	(11)	**(17)**
	(124)	(171)	(11)	**(306)**
Non-current liabilities				
Borrowings	(2,035)	(136)	(15)	**(2,186)**
Finance leases	(49)	-	-	**(49)**
Derivative financial instruments	(18)	-	(1)	**(19)**
	(2,102)	(136)	(16)	**(2,254)**
	(2,226)	(307)	(27)	**(2,560)**
Total net debt	(1,503)	(427)	(15)	**(1,945)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

Reconciliation of net cash flow to movement in net debt

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Decrease in cash and cash equivalents	**(148)**	(205)	(164)
(Increase)/decrease in debt	**(279)**	25	39
Disposal of derivative financial instruments	**-**	-	7
Other non-cash movements	**(15)**	(11)	(5)
Increase in net debt in the period	**(442)**	(191)	(123)
Opening net debt at the beginning of the period	**(1,503)**	(1,380)	(1,380)
Closing net debt at the end of the period	**(1,945)**	(1,571)	(1,503)

14 Borrowing facilities

The Group maintains a £400 million committed revolving credit facility which matures in February 2012. As at 4 October 2008, there were £100 million drawings under this facility (2007: £nil drawings). Since the balance sheet date, this has been repaid in full.

On 9 May 2008, the Group entered into an additional three-year £163 million committed revolving loan facility, of which there were £nil drawings at 4 October 2008.

On 9 May 2008, a new 12-month £35 million bilateral facility was entered into, which has been fully drawn at 4 October 2008.

On 23 May 2008, the Group entered into a £150 million seven-year term loan, which has been fully drawn at 4 October 2008.

15 Capital expenditure and commitments

In the financial period, there were additions to property, plant and equipment of £591 million (October 2007: £519 million) and additions to intangible assets of £14 million (October 2007: £8 million).

In the financial period there were disposals of property, plant and equipment with a net book value of £205 million (October 2007: £29 million) and disposals of intangible assets of £9 million (October 2007: £nil).

Capital commitments contracted, but not provided for by the Group, amounted to £200 million (October 2007: £247 million).

16 Related party transactions

The Group's significant related parties are its joint ventures as disclosed in its Annual Report and Financial Statements 2008. In addition to these, on 26 March 2008 the Group formed a property joint venture with The British Land Company PLC.

Transactions with joint ventures

For the 28 weeks to 4 October 2008, the Group entered into various transactions with joint ventures as set out below.

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Sale of inventories	**2**	3	6
Management services provided	**9**	10	20
Interest income received in respect of interest bearing loans	**2**	-	3
Sale of assets	**34**	-	74
Rental expenses paid	**(36)**	-	(4)

Interim balances arising from transactions with joint ventures

	28 weeks to 4 October 2008 £m	28 weeks to 6 October 2007 £m	52 weeks to 22 March 2008 £m
Receivables			
Other receivables	**5**	3	7
Loans due from joint ventures			
Floating rate subordinated undated loan capital	**25**	20	25
Floating rate subordinated dated loan capital	**30**	30	30
Payables			
Other payables	**(48)**	(5)	(5)

Principal risks and uncertainties
Risk is an inherent part of doing business. The J Sainsbury plc Board has overall responsibility for the management of the principal risks and internal control of the Company. The Board has identified the following factors as the principal potential risks to the successful operation of the business. These risks, along with the recent events in the financial markets and their potential impacts on the wider economy, remain those most likely to affect the Group in the second half of the year.

- Economic and market risks
- Regulatory risk
- Business continuity and acts of terrorism
- IT systems and infrastructure
- Colleague engagement and retention
- Products
- Supply chain
- Pension risk
- Treasury risk

For greater detail of these risks, please refer to page 17 of the Group's Annual Report and Financial Statements 2008, a copy of which is available on the Group's website www.j-sainsburys.co.uk.

Statement of Directors' responsibilities
The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of J Sainsbury plc are listed in the J Sainsbury plc Annual Report and Financial Statements 2008.

By order of the Board

Justin King
Chief Executive
11 November 2008

Darren Shapland
Chief Financial Officer
11 November 2008

Independent review report to J Sainsbury plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report ("Interim Report") for the 28 weeks ended 4 October 2008, which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The Interim Report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Report for the 28 weeks ended 4 October 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
11 November 2008

Notes:
(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

END